ELEMENTIS

15 February 2005


05006078

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Dear Sirs

Elementis plc
SEC Exemption Number 82-34751

Further to our initial submission for exemption made in September 2003, please find enclosed further documentation for filing, as required by Rule 12g3-2(b) as follows:-

1. All documentation filed with Companies House from 5 November 2004 to date together with schedule listing the same.

2. All documentation/announcements that have been filed with the London Stock Exchange from 5 November 2004 to date together with schedule listing the same.

3. Please note that no filings have been made with the UKLA during the period 5 November 2004 to 15 February 2005.

Please contact the undersigned on 44 (0) 1784 22 7023 if you have any questions or comments concerning this letter or if we can provide any further assistance.

Yours faithfully

Penny Watson
Company Secretary's Office
Elementis plc


RECEIVED
FEB 17 2005
152

Elementis plc

Elementis House
56 Kingston Road
Staines TW18 4ES, UK

Telephone: +44 (0) 1784 22 7000
Facsimile: +44 (0) 1784 46 0731
Email: elementis.info@elementis-eu.com
Website: www.elementis.com

UKLA Filings made from
5 November 2004 to 15 February 2005

Please note that there have been no filings with the UKLA during this period.

COMPANIES HOUSE FILINGS
5 NOVEMBER 2004 TO 15 FEBRUARY 2005

LONDON STOCK EXCHANGE FILINGS
5 NOVEMBER 2004 TO 15 FEBRUARY 2005

UKLA FILINGS
CONFIRMATION THAT NO FILINGS HAVE TAKEN PLACE DURING THE PERIOD 5 NOVEMBER 2004 - 15 FEBRUARY 2005

Companies House Filings made From
5 November 2004 to 15 February 2005

Date Filed by Companies House	Description
5 November 2004	288c Change of Director's particulars for P D Brown.
23 November 2004	288c Change of Director's particulars for P D Brown.
8 December 2004	Form 122 Redemption of 457,154,764 redeemable B shares.
13 December 2004	Form 88(2) Return of Allotment of Shares

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Changes of particulars form

Complete in all cases Date of change of particulars

Day	Month	Year
2 0	1 0	2 0 0 4

Name * Style / Title   * Honours etc

Forename(s) Philip Damian

Surname Brown

† Date of Birth

Day	Month	Year
1 8	0 6	1 9 4 8

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address *(enter new address)* Pine View Cottage , Plover Lane, Eversley

Post town Hook

County / Region Hampshire Postcode RG27 0QX

Country United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 16.11.04

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel 01743 22 7023
DX number DX exchange



A40EZ8CR
A29
0286
COMPANIES HOUSE
18/11/04

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 20, Month 10, Year 2004

Name	* Style / Title	* Honours etc
	Forename(s)	Philip Damian
	Surname	Brown
	† Date of Birth (Day Month Year)	18 06 1948
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		Pine View Cottage, Plover Lane, Lower Common
	Post town	Eversley
	County / Region	Hampshire — Postcode RG26 0QX
	Country	GB
Other Change	*(please specify)*	

A serving director, secretary etc must sign the form below.

Signed [signature] **Date**

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel 01743 22 7023
DX number DX exchange



AQJU7ZVF
A11
0425
COMPANIES HOUSE
02/11/04

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

G

COMPANIES FORM No. 122

Notice of consolidation, division, Sub-division, redemption or Cancellation of shares, or conversion, Re- conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold black lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
3299608

Name of company

* insert full name of company

* ELEMENTIS PLC

gives notice that :

On the 2 November 2004 457,154,764 Redeemable B shares were redeemed at par.
NOMINAL VALUE OF SHARES 0.01p.
Leaving 226,705,229 Redeemable B shares on the register.

J.F.
8/12/04.

Insert Director Secretary Administrator Administrative Receiver or Receiver (Scotland) as appropriate

Signed P. Crowe   Designation =   Date 8.11.04

Presentor's name address and Reference (if any) :
Mrs.G Thomas
Corporate Actions
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

For official Use
General Section

Post room



AJ94F8UG
A07
COMPANIES HOUSE
0346
07/12/04

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

Bulk List.

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	2	Nov	2004			

Class of shares *(ordinary or preference etc)*	Redeemable B Shares		
Number allotted	475,246,662		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100 %		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

1.1 Redeemable B shares issued for every 1 Ordinary share
Held on the Register as at 27 October 2004



AJ94E8UF
A07
D347
COMPANIES HOUSE
07/12/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached list	Class of shares allotted	Number allotted
Address	Redeemable B Shares	475,246,662
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 8.11.04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MRS G. THOMAS
CORPORATE ACTIONS
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA Tel 01903-702233

DX number DX exchange

FORM ML8/1 PAPER/FICHE

A

BULK LIST OF ALLOTMENT OF SHARES FOR COMPANY NUMBER - 3299608

A BULK LIST OF ALLOTMENTS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS DOCUMENT. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636

SEARCH ROOM CUSTOMERS – ASK AT THE COUNTER

London Stock Exchange Filings made From
5 November 2004 to 15 February 2005

Date	Description
8 November 2004	Announcement regarding major interest in shares (Fidelity International Limited).
16 November 2004	Announcement regarding major interest in shares (Fidelity International Limited).
24 November 2004	Announcement regarding major interest in shares (Fidelity International Limited).
15 December 2004	Trading Update.
20 December 2004	Announcement regarding major interest in shares (Fidelity International Limited).
21 December 2004	Announcement regarding major interest in shares (Fidelity International Limited).
22 December 2004	Announcement regarding major interest in shares (Fidelity International Limited).
29 December 2004	Announcement regarding major interest in shares (Fidelity International Limited)
7 January 2005	Blocklisting six monthly review
12 January 2005	Announcement regarding major interest in shares (Fidelity International Limited).
13 January 2005	Announcement regarding major interest in shares (Hanover Investors Partners-V, LLC

Regulatory Announcement

Go to market news section

Free annual report 

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	10:43 16-Nov-04
Number	2731F

RNS Number:2731F
Elementis PLC
16 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

-

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class

7) Number of shares/amount of stock disposed

516,010

8) Percentage of issued Class

0.12%

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

15 NOVEMBER 2004

12) Total holding following this notification

47,249,230

13) Total percentage holding of issued class following this notification

10.94%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON
01784 227023

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .. 16 NOVEMBER 2004 ....

Letter to Elementis PLC

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and Its direct and Indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

From: Fidelity Investments

Amendment #13

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: Elementis PLC

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered

Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disposable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Catherine Chau
Senior Manager, FIL - Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A
Security: Elementis Plc

Amendment # 13

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
2,306.475	FIL	Chase Manhattan Bank London Total
2,541,889	FIL	JP Morgan Total
228,200	FIL	Northern Trust Total
1,038,800	FIL	State Street Bank & Trust Total
36,613,830	FISL	Chase Manhattan Bank London Total
1,812,487	FISL	JP Morgan Total
700,000	FMRCO	HSBC Total
176,800	FMTC	Chase Nominees Ltd. Total
33,600	FMTC	JP Morgan Chase Total

240,200	FMTC	Mellon Bank Total
241,200	FMTC	State Street Nominees Ltd Total
3,050	FPM	Brown Brothers Harriman Ltd, LUX Total
546,800	FPM	Chase Nominees Ltd Total
765,900	FPM	HSBC Client Holdings Nominee (UK) Limited Tota
47,249,230		Grand Total Ordinary Shares

Current ownership percentage: 10.94%
Shares in issue: 432,034,561
Change In holdings
Change in Holdings since last filing: (516,010) ordinary shares

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Clos

Regulatory Announcement

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Free annual report 

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	11:25 24-Nov-04
Number	5845F

RNS Number:5845F
Elementis PLC
24 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

-

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class

7) Number of shares/amount of stock disposed

4,851,565

8) Percentage of issued Class

1.12%

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

23 NOVEMBER 2004

12) Total holding following this notification

42,397,665

13) Total percentage holding of issued class following this notification

9.81%

14) Any additional information

15) Name of contact and telephone number for queries

NICHOLAS ROWE
01784 227022

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .. 24 NOVEMBER 2004 ....

Letter to Elementis PLC

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and Its direct and Indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

From: Fidelity Investments

Amendment #14

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: Elementis PLC

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)

P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disposable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Rani Jandu
Regulatory Reporting Manager, FIL - Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A
Security: Elementis Plc

Amendment # 14

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
2,050,575	FIL	JP MORGAN BOURNEMOUTH TOTAL
3,050	FIL	BROWN BROS HARRIMN LTD LUX TOTAL
35,063,552	FISL	JP MORGAN, BOURNEMOUTH TOTAL
700,000	FMRCO	BROWN BROTHERS HARRIMAN AND CO TOTAL
33,600	FMRCO	MORGAN STANLEY AND CO INC TOTAL
230,000	FMTC	BROWN BROTHERS HARRIMAN AND CO TOTAL
400,300	FMTC	STATE STREET BANK AND TA CO TOTAL
709,700	FPM	HSBC BANK PLC TOTAL
2,043,788	FPM	JP MORGAN, BOURNEMOUTH TOTAL
211,500	FPM	NORTHERN TRUST LONDON TOTAL
951,600	FPM	STATE STR BK AND TR CO LNDN (S TOTAL)

42,397,665 GRAND TOTAL ORDINARY SHARES

Current ownership percentage: 9.81%
Shares in issue: 432,034,561
Change In holdings
Change in Holdings since last filing: (4,851,565) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END

Clos

Regulatory Announcement

Go to market news section

[Free annual report] 

Company	Elementis PLC
TIDM	ELM
Headline	Trading Statement
Released	07:00 15-Dec-04
Number	4140G

RNS Number:4140G
Elementis PLC
15 December 2004

15 December 2004

ELEMENTIS plc
TRADING UPDATE

Elementis today issues a trading update ahead of the preliminary results for the year ending 31 December 2004.

Sales for 2004 in sterling terms are expected to be about 5 per cent ahead of those reported for 2003. Specialties, Pigments and Specialty Rubber have shown good volume growth, while Chromium volume has been flat, with a sharp increase in export sales, particularly to China, offsetting the loss of the North American residential CCA market.

Prices have risen in all business sectors, generally offsetting higher raw material, freight and energy costs in the Specialties, Pigments and Specialty Rubber businesses. In Chromium, prices continued to increase in the second half of the year, but the benefits were not sufficient to offset intense variable cost inflation, including energy, and the unfavourable effect of currency on exports from the Eaglescliffe, UK, operation.

Consequently, Elementis expects that operating profit for 2004 will fall somewhat below current market expectations.

The trading outlook for Chromium chemicals is encouraging. After more than four years of decline, Elementis prices are currently 12 per cent above where they were 12 months ago on average, and over 20 per cent higher for some products; recent increases have been particularly steep in the major Far East markets. Elementis estimates that global capacity utilisation now exceeds 90 per cent and that, given current world-wide demand trends, it will continue to rise. Elementis announced a 10-15 per cent price increase as of 1 December 2004, and expects that further price increases will follow in 2005.

The Specialties, Pigments and Specialty Rubber businesses are currently experiencing good demand, and Elementis expects volume growth to continue in 2005. During the coming year additional benefits are expected from completion of the Taicang, China, Pigments plant, currently undergoing commissioning, and cost savings from the integration of the Sasol Servo acquisition.

- Ends -

Enquiries

Elementis plc
Tel: +44 (0)1784 227 000
Geoff Gaywood Chief Executive
Brian Taylorson Finance Director

Hilary Reid Evans Head of Corporate Communications

Brunswick Group LLP
Tel: +44 (0) 207 404 5959
Andrew Fenwick
Wendel Verbeek

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report 

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	12:36 20-Dec-04
Number	6117G

RNS Number:6117G
Elementis PLC
20 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

-

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

-

6) Percentage of issued Class

-

7) Number of shares/amount of stock disposed

4,229,059

8) Percentage of issued Class

0.98%

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

17 DECEMBER 2004

12) Total holding following this notification

38,168,606

13) Total percentage holding of issued class following this notification

8.83%

14) Any additional information

15) Name of contact and telephone number for queries

NICHOLAS ROWE
01784 22 7022

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....20 DECEMBER 2004..................

Amendment #15

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: ELEMENTIS PLC

2. Notifiable Interest: ORDINARY SHARES

A FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO). investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

B Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients, (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp, and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: ELEMENTIS PLC Amendment No 15

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
1,842,275	FII	JP MORGAN, BOURNEMOUTH Total
3,050	FIL	BROWN BROS HARRIMN LTD LUX Total
31,505,793	FISL	JP MORGAN, BOURNEMOUTH Total
906,500	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
32,900	FMTC	MORGAN STANLEY AND CO INC Total
359,600	FMTC	STATE STREET BANK AND TR CO Total
637,600	FPM	HSBC BANK PLC Total
1,835,988	FPM	JP MORGAN, BOURNEMOUTH Total
190,000	FPM	NORTHERN TRUST LONDON Total
854,900	FPM	STATE STR BK AND TR CO LNDN (S Total
38,168,606		Grand Total Ordinary Shares

CURRENT OWNERSHIP PERCENTAGE: 8.83%%

SHARES IN ISSUE: 432,034,561

CHANGE IN HOLDINGS SINCE
LAST FILING: (4,229,058) ORDINARY SHARES

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report 

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	10:52 21-Dec-04
Number	6630G

RNS Number:6630G
Elementis PLC
21 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

-

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE ATTACHED

5) Number of shares/amount of stock acquired.

-

6) Percentage of issued Class
-

7) Number of shares/amount of stock disposed
3,675,000

8) Percentage of issued Class
0.85%

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

20 DECEMBER 2004

12) Total holding following this notification

34,493,606

13) Total percentage holding of issued class following this notification

7.98%

14) Any additional information

15) Name of contact and telephone number for queries

NICHOLAS ROWE
01784 22 7022

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....21 DECEMBER 2004..................

Amendment #16

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: ELEMENTIS PLC

2. Notifiable Interest: ORDINARY SHARES

A FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

B Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients, (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp, and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: ELEMENTIS PLC   Amendment No 16

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
1,661,175	FIL	JP MORGAN, BOURNEMOUTH Total
3,050	FIL	BROWN BROS HARRIMN LTD LUX Total
28,416,193	FISL	JP MORGAN, BOURNEMOUTH Total
886,200	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
29,700	FMTC	MORGAN STANLEY AND CO INC Total
324,300	FMTC	STATE STREET BANK AND TR CO Total
575,000	FPM	HSBC BANK PLC Total
1,655,688	FPM	JP MORGAN, BOURNEMOUTH Total
171,400	FPM	NORTHERN TRUST LONDON Total
770,900	FPM	STATE STR BK AND TR CO LNDN (S Total
34,493,606		Grand Total Ordinary Shares

CURRENT OWNERSHIP PERCENTAGE: 7.98%

SHARES IN ISSUE: 432,034,561

CHANGE IN HOLDINGS SINCE
LAST FILING: (3,675,000) ORDINARY SHARES

END

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Free annual report 

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	10:03 22-Dec-04
Number	7200G

RNS Number:7200G
Elementis PLC
22 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

-

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE ATTACHED

5) Number of shares/amount of stock acquired.

-

6) Percentage of issued Class

-

7) Number of shares/amount of stock disposed

4,850,000

8) Percentage of issued Class

1.12%

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

21 DECEMBER 2004

12) Total holding following this notification

29,643,606

13) Total percentage holding of issued class following this notification

6.86%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON
01784 22 7023

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....22 DECEMBER 2004..................

Amendment #17

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: ELEMENTIS PLC

2. Notifiable Interest: ORDINARY SHARES

A FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

B Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients, (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp, and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: ELEMENTIS PLC Amendment No 17

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
1,422,275	FIL	JP MORGAN, BOURNEMOUTH Total
3,050	FIL	BROWN BROS HARRIMN LTD LUX Total
571,800	FIL	JP MORGAN, BOURNEMOUTH Total
23,767,293	FISL	JP MORGAN, BOURNEMOUTH Total
700,000	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
159,500	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
25,400	FMTC	MORGAN STANLEY AND CO INC Total
277,700	FMTC	STATE STREET BANK AND TR CO Total
492,300	FPM	HSBC BANK PLC Total
1,417,688	FPM	JP MORGAN, BOURNEMOUTH Total
146,700	FPM	NORTHERN TRUST LONDON Total
660,000	FPM	STATE STR BK AND TR CO LNDN (S Total
29,643,606		Grand Total Ordinary Shares

CURRENT OWNERSHIP PERCENTAGE: 6.88%

SHARES IN ISSUE: 432,034,561

CHANGE IN HOLDINGS SINCE
LAST FILING: (4,850,000) ORDINARY SHARES

END

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	10:41 29-Dec-04
Number	8665G

RNS Number:8665G
Elementis PLC
29 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class

7) Number of shares/amount of stock disposed

4,880,369

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

1.12%

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

24 DECEMBER 2004

12) Total holding following this notification

24,763,237

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

5.73%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON
01784 227023

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 29.12.04

Amendment No 18

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Elementis Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity

Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
92 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 209 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Schedule A Security: Elementis Plc Amendment No 18

SHARES HELD	MANAGEMENT COMPANY	NOMINEE
1,182,006	FII	JP MORG
3,050	FIL	BROWN E
475,200	FIL	JP MORG
19,761,193	FISL	JP MORG
700,000	FMRCO	BROWN E
132,500	FMTC	BROWN E
21,100	FMTC	MORGAN
230,700	FMTC	STATE S
409,100	FPM	HSBC BA

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	11:16 08-Nov-04
Number	9616E

RNS Number:9616E
Elementis PLC
8 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

4,514,447

6) Percentage of issued Class

1.04%

7) Number of shares/amount of stock disposed

8) Percentage of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

5 NOVEMBER 2004

12) Total holding following this notification

47,765,240

13) Total percentage holding of issued class following this notification

11.06%

14) Any additional information

15) Name of contact and telephone number for queries

NICHOLAS ROWE
01784 22 7022

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 8 NOVEMBER 2004

LETTER TO: ELEMENTIS PLC
4 November 2004

Amendment No.12

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Elementis Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd, (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Schedule A

Amendment No.12

Security: Elementis Plc

SHARES HELD	MANAGEMENT COMPANY	NOM
2,335,175	FIL	Cha
2,541,888	FIL	JP
228,200	FIL	Nor
1,038,800	FIL	Sta
37,069,440	FISL	Cha
1,834,287	FISL	JP
700,000	FMRCO	HSE
176,800	FMTC	Cha
43,500	FMTC	JP

240,200	FMTC	Mel
241,200	FMTC	Sta
3,050	FPM	Brc
546,800	FPM	Cha
765,900	FPM	HSBC
47,765,240		Gran

Current ownership percentage: 11.07%

Shares in Issue: 431,400,000

Change in holdings since last filing: +4,514,447 ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END

1,177,988	FPM	JP MORG
121,900	FPM	NORTHEF
548,500	FPM	STATE S
24,763,237		Grand T

Currant ownership percentage: 5.73%

Shares In Issue: 432,034,561

Change in holdings since last filing: (4,880,369) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report 

Company	Elementis PLC
TIDM	ELM
Headline	Blocklisting Interim Review
Released	16:45 07-Jan-05
Number	1540H

RNS Number:1540H
Elementis PLC
7 January 2005

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: ELEMENTIS PLC

2. NAME OF SCHEME: ELEMENTIS DISCRETIONARY EXECUTIVE SHARE OPTION SCHEME 1998

3. PERIOD OF RETURN: FROM: 01.07.04 TO: 07.01.05

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 6,785,933

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: NIL

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 6,785,933

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 7,000,000 ORDINARY SHARES OF 5P LISTED ON 24 FEBRUARY 1998

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 432,034,561 ORDINARY SHARES OF 5P

CONTACT FOR QUERIES

NAME: PENNY WATSON
TELEPHONE: 01784 227023

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: ELEMENTIS PLC

2. NAME OF SCHEME: ELEMENTIS SAVINGS RELATED SHARE OPTION SCHEME 1998

3. PERIOD OF RETURN: FROM: 01.07.04 TO: 07.01.05

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 5,393,947

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 65,351

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 5,328,596

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 6,000,000 ORDINARY SHARES OF 5P - 24 FEBRUARY 1998

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 432,034,561 ORDINARY SHARES OF 5P

CONTACT FOR QUERIES

NAME: PENNY WATSON
TELEPHONE: 01784 22 7023

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: ELEMENTIS PLC

2. NAME OF SCHEME: ELEMENTIS UNAPPROVED EXECUTIVE SHARE OPTION SCHEME 1998

3. PERIOD OF RETURN: FROM: 01.07.04 TO: 07.01.05

4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY) 1,308,126
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD: NIL

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD: 1,308,126

7. NUMBER AND CLASS OF SHARE(S) 1,500,000
   (AMOUNT OF STOCK/DEBT SECURITIES) ORDINARY SHARES OF 5P LISTED
   ORIGINALLY LISTED AND THE DATE OF ADMISSION: ON 24 FEBRUARY 1998

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS. 432,034,561 ORDINARY SHARES OF 5P

CONTACT FOR QUERIES

NAME: PENNY WATSON
TELEPHONE: 01784 22 7023

END

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Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	18:14 12-Jan-05
Number	3210H

RNS Number:3210H
Elementis PLC
12 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

-

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

-

6) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

-

7) Number of shares/amount of stock disposed

14,000,000

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

3.24%

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

11.1.2005

12) Total holding following this notification

10,763,237

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

2.49%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON
01784 227023

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 12.1.2005

Letter to: Elementis Plc
Dated: 11 January 2005

Closing Amendment No 19

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Elementis Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity

Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

   Mr. Edward C. Johnson 3d
   92 Devonshire Street
   Boston, MA 02109

   A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 209 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

7. Inasmuch as there is no disclosable interest of 3% or greater of the share capital, FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries have no further reporting obligation under Section 198 to 202 of the UK Company Act. This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Schedule A
Security: Elementis Plc   Closing Amendment No 19

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
492,506	FII	JP MORGAN, BOURNEMOUTH
3,050	FIL	BROWN BROS HARRIMN LTD LUX
198,000	FIL	JP MORGAN BOURNEMOUTH
8,268,793	FISL	JP MORGAN, BOURNEMOUTH
700,000	FMRCO	BROWN BROTHERS HARRIMAN AND CO
55,200	FMTC	BROWN BROTHERS HARRIMAN AND CO
55,500	FMTC	JP MORGAN CHASE BANK
8,800	FMTC	MORGAN STANLEY AND CO INC
40,700	FMTC	STATE STREET BANK AND TR CO
170,500	FPM	HSBC BANK PLC
490,788	FPM	JP MORGAN, BOURNEMOUTH
50,800	FPM	NORTHERN TRUST LONDON
228,600	FPM	STATE STR BK AND TR CO LNDN
10,763,237		Grand Total Ordinary Shares

Current ownership percentage: 2.49%

Shares In Issue: 432,034,561

Change in holdings since last filing: (14,000,000) ordinary shares

Letter from: Fidelity Investments

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report 

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	17:46 13-Jan-05
Number	3671H

RNS Number:3671H
Elementis PLC
13 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HANOVER INVESTORS PARTNERS-V, LLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

-

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

43,573,071

6) Percentage of issued Class
10.08%

7) Number of shares/amount of stock disposed
-

8) Percentage of issued Class
-

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

12.1.2005

12) Total holding following this notification

43,573,071

13) Total percentage holding of issued class following this notification

10.08%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON
01784 227023

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...13.1.2005.............

Letter to Elementis plc
Dated 12 January 2005

Notification of interest in shares

We, Hanover Investors Partners-V, LLC, notify you pursuant to sections 198 - 202 of the Companies Act 1985 of Great Britain ("the Act") that:

1. we are interested in 43,573,071 ordinary shares in the share capital of Elementis plc ("the Shares");

2. so far as known to us the Shares are, or are shortly to be, registered in name of "Hanover Investors Partners-V, LLC"; and

3. our interest in the Shares (or in any of them) is not such an interest as is mentioned in section 208(5) of the Act.

Please also treat this letter as a notification pursuant to sections 198 - 202 of the Act on behalf of HIP IV Incorporated of 2711 Centerville Road, Suite 400, Wilmington, New Castle Deleware, USA 19808, that it is interested, in its capacity as our managing member, in all the Shares and that its interest in the Shares (or in any of them) is not such an interest as is mentioned in section 208(5) of the Act.

Letter from Hanover Investors Partners-V,LLC

END

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